August 11, 2010

Frederick M. Danziger, President
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York, New York 10020

 RE: **Griffin Land & Nurseries, Inc.**
   Form 10-K for Fiscal Year-Ended November 28, 2009
   Filed February 10, 2010
   File No. 1-12879

Dear Mr. Danziger:

 We have reviewed your response filed July 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We reissue comment one from our letter dated July 21, 2010. We note that exhibit 10.36 has not been filed in its entirety in the Form 10-Q for the quarter ended May 29, 2010, filed July 7, 2010. Specifically, it is still missing Exhibits E and M.   Please confirm that you will file in your next periodic report the exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

2. We note your response to comment two from our letter dated July 21, 2010. You refer to Exhibit 10.46 rather than Exhibit 10.42. Please confirm that you will file Exhibit 10.42 in its entirety in your next periodic report.

Closing Comment

       Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

                Sincerely,

                John Reynolds,
                Assistant Director

cc: via fax (212) 218-7917